Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

INTRODUCTION

On March 12, 2025, the Company entered into a share purchase agreement (the “1st Share Purchase Agreement”) with Ma Chao (the “Seller”). Pursuant to the 1st Share Purchase Agreement, the Company agreed to acquire 51% of the issued and outstanding shares of MindEnergy AI Technology Pte. Ltd., a private limited company incorporated in Singapore (the “Target Company” or “MindEnergy”). The transaction is expected to strengthen the Company’s strategic position in AI-driven technology solutions.

Pursuant to the 1st Share Purchase Agreement, the initial consideration shall be $250,000 and the total purchase price could be up to $9,800,000. The consideration will be paid in newly issued ordinary shares of the Company at an issuance price of $4.00 per ordinary share. Pursuant to the 1st Share Purchase Agreement, the Company shall initially issue 62,500 ordinary shares (the “Initial Issuance”) to the Seller, who shall complete all necessary regulatory filings to complete the transfer of the shares upon the Initial Issuance. As incentive for the Seller to collect and recover accounts receivable owed to the Target Company (the “AR”) within 365 days from the date of this agreement, for each amount of AR that the Seller collects for the Company post-closing, the Company shall issue to the Seller additional shares, at $4.00 per ordinary share, for which the value shall be equivalent to 51% of the collected amount, calculated based on the prevailing exchange rate at the bank on the date of collection. The maximum number of shares to be issued as consideration is up to 2,450,000.

On April 29, 2025, the Company entered into a share purchase agreement (the “2nd Share Purchase Agreement”) with the Seller to acquire the remaining 49% of the issued and outstanding shares of MindEnergy. This acquisition follows an earlier transaction where the Company acquired 51% of the Target Company pursuant to a share purchase agreement dated March 12, 2025.

Pursuant to the 2nd Share Purchase Agreement, the initial consideration shall be $240,000 and the total purchase price could be up to $9,415,688. The consideration will be paid in newly issued ordinary shares of the Company at an issuance price of $8.00 per ordinary share. Pursuant to the 2nd Share Purchase Agreement, the Company shall initially issue 30,000 ordinary shares to the Seller. As incentive for the Seller to collect and recover accounts receivable owed to the Target Company within 365 days from the date of this agreement, for each amount of AR that the Seller collects for the Company post-closing, the Company shall issue to the Seller additional shares, at $8.00 per ordinary share, for which the value shall be equivalent to 49% of the collected amount, calculated based on the prevailing exchange rate at the bank on the date of collection. The maximum number of shares to be issued as consideration is up to 1,176,961.

After the above transactions, MindEnergy will become a wholly-owned subsidiary of the Company (the “Acquisition”).

MindEnergy is a company specializing in AI server design and software solutions, dedicated to providing efficient and sustainable computing power for generative AI and deep learning. Through this Acquisition, the Company aims to seize this rare market opportunity and accelerate its expansion into the AI training and inference servers market, marking a significant transition from traditional industries which it has been deeply engaged in over the years. Through this strategic investment, the Company will collaborate closely with MindEnergy to develop the next generation of AI training and inference servers, providing powerful and sustainable computing resources for the global AI industry.

The Company will account for the acquisition of MindEnergy as a business combination under U.S. GAAP. Under the acquisition method of accounting, the assets and liabilities of MindEnergy will be recorded as of the acquisition date, at their respective fair values, and consolidated with those of the Company. The Company issued 92,500 shares of the Company’s common stock in aggregate as set forth in the 1st Share Purchase Agreement and the 2nd Share Purchase Agreement.

The Company may also be obligated to issue up to an additional 3,534,461 shares of the Company’s common stock in aggregate as contingent consideration based on each amount of AR that the Seller collects for the Company post-closing within 365 days from the date of these agreements. The Company shall issue to the Seller additional shares, at $5.96 per ordinary share (being the weighted average of $4.00 and $8.00 per ordinary share, for which the value shall be equivalent to 51% and 49% of the collected amount, respectively), calculated based on the prevailing exchange rate at the bank on the date of collection.

The accompanying unaudited pro forma condensed combined balance sheets as of December 31, 2024 that combines the historical consolidated balance sheets of the Company and historical balance sheets of MindEnergy gives effect to the Acquisition as if it had occurred on December 31, 2024. The unaudited pro forma condensed combined statements of operations and comprehensive loss for the six months ended December 31, 2024 and the year ended June 30, 2024, which combine the historical consolidated statements of operations and comprehensive loss of the Company and the historical statements of operations and comprehensive loss of MindEnergy assume the Acquisition occurred on July 1, 2023.

The unaudited pro forma condensed combined financial information herein should be read in conjunction with the historical financial statements and the related notes thereto of the Company which are presented in the Annual Report on Form 20-F for the year ended June 30, 2024, filed on November 7, 2024 (File No. 001-42013), the Company’s historical unaudited condensed consolidated financial statements included in its Interim Report on Form 6-K for the six months ended December 31, 2024, filed on May 22, 2025 (File No. 001-42013), and the historical financial statements of MindEnergy which are presented as exhibits to this Form 6-K/A.

The allocation of the purchase price as reflected in the unaudited pro forma condensed combined financial information was based on a preliminary valuation of the assets acquired and liabilities assumed, and the valuation and accounting are subject to revision as more detailed analyses are completed and additional information about the fair value of assets acquired and liabilities assumed becomes available.

The following unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and are based on available information and assumptions that the acquirer believes are reasonable. They do not purport to represent what the actual combined results of operations or the combined financial position would have been had the Acquisition occurred on the dates indicated, or on any other date, nor are they necessarily indicative of the Company’s future combined results of operations or the combined financial position after the Acquisition.

Junee Limited

Unaudited Pro Forma Condensed Combined Balance Sheets

As of December 31, 2024

(Expressed in U.S. Dollars, except for the number of shares)

	Historical Junee	Historical MindEnergy	Pro Forma		Pro Forma
	Limited	(Note 3)	Adjustments	Notes	Combined
Assets
Current assets
Cash	$3,233,000	$316,414	$-		$3,549,414
Accounts receivable, net	81,465	-	-		81,465
Contract assets	40,163	-	-		40,163
Contract costs	29,908	-	-		29,908
Due from related parties	70,687	-	-		70,687
Rental deposits – related parties, current	22,008	-	-		22,008
Rental deposits, current	23,166	-	-		23,166
Loans receivable	180,414	19,000,000	-		19,180,414
Prepayments – related parties	7,336	-	-		7,336
Prepayments and other current assets	646,441	481,957	-		1,128,398
Total current assets	4,334,588	19,798,371	-		24,132,959

Non-current assets
Property and equipment, net	238,881	9,900	-		248,781
Operating lease right-of-use assets	794,349	612,555	-		1,406,904
Rental deposits, non-current	92,664	66,571	-		159,235
Deposits for investments	444,788	-	-		444,788
Investments in equity securities	480,000	-	-		480,000
Deferred tax assets, net	36,020	-	-		36,020
Total assets	$6,421,290	$20,487,397	$-		$26,908,687

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$482,741	$-	$-		$482,741
Contract liabilities	259,431	-	-		259,431
Current maturities of long-term bank borrowings	266,597	-	-		266,597
Due to related parties	117,809	-	-		117,809
Income tax payable	125,933	-	-		125,933
Operating lease liabilities, related parties, current	50,736	-	-		50,736
Operating lease liabilities, current	566,659	259,814	-		826,473
Accrued expenses and other current liabilities	308,479	-	13,254,229	5A	13,562,708
Total current liabilities	2,178,385	259,814	13,254,229		15,692,428

Non-current liabilities
Operating lease liabilities, non-current	183,937	380,098	-		564,035
Long-term bank borrowings, non-current	22,902	-	-		22,902
Total liabilities	2,385,224	639,912	13,254,229		16,279,365

Shareholders’ equity
Ordinary shares	6,935,390	20,007,485	(19,660,610)	5A, 5C	7,282,265
Additional paid-in capital	4,227,212	-	-		4,227,212
Accumulated deficit	(7,211,825)	(168,494)	6,414,875	5B, 5C	(965,444)
Accumulated other comprehensive income	85,289	8,494	(8,494)	5C	85,289
Total shareholders’ equity	4,036,066	19,847,485	(13,254,229)		10,629,322
Total liabilities and shareholders’ equity	$6,421,290	$20,487,397	$-		$26,908,687

See accompanying notes to unaudited pro forma condensed combined financial information.

Junee Limited

Unaudited Pro Forma Condensed Combined Statements of Operations and Comprehensive Loss

For the Six Months Ended December 31, 2024

(Expressed in U.S. Dollars, except for the number of shares)

	Historical Junee	Historical MindEnergy	Pro Forma		Pro Forma
	Limited	(Note 3)	Adjustments	Notes	Combined

Revenue	$737,981	$-	$-		$737,981
Cost of revenue	691,406	-	-		691,406
Gross profit	46,575	-	-		46,575

Operating expenses
Selling and marketing expenses	3,092	-	-		3,092
General and administrative expenses	6,318,303	575,324	-		6,893,627
Total operating expenses	6,321,395	575,324	-		6,896,719
Loss from operations	(6,274,820)	(575,324)	-		(6,850,144)

Other income (expense)
Interest income (expense), net	115,897	456,781	-		572,678
Gain on disposal of property and equipment	22,465	-	-		22,465
Total other income, net	138,362	456,781	-		595,143

Loss before provision for income taxes	(6,136,458)	(118,543)	-		(6,255,001)
Income tax (benefit) expense	(26,850)	-	-		(26,850)
Net loss	$(6,109,608)	$(118,543)	$-		$(6,228,151)

Other comprehensive income
Foreign currency translation adjustments	67,760	10,027	-		77,787
Total comprehensive loss	$(6,041,848)	$(108,516)	$-		$(6,150,364)

Net loss per share – basic and diluted	$(0.470)		$(0.006)	5b	$(0.476)
Weighted average shares outstanding – basic and diluted	12,993,984		92,500	5c	13,086,484

See accompanying notes to unaudited pro forma condensed combined financial information.

Junee Limited

Unaudited Pro Forma Condensed Combined Statements of Operations and Comprehensive Loss

For the Year Ended June 30, 2024

(Expressed in U.S. Dollars, except for the number of shares)

	Historical Junee	Historical MindEnergy	Pro Forma		Pro Forma
	Limited	(Note 3)	Adjustments	Notes	Combined

Revenue	$2,903,179	$-	$-		$2,903,179
Cost of revenue	2,085,296	-	-		2,085,296
Gross profit	817,883	-	-		817,883

Operating expenses
Selling and marketing expenses	7,585	-	-		7,585
General and administrative expenses	1,848,149	49,951	-		1,898,100
Total operating expenses	1,855,734	49,951	-		1,905,685
Loss from operations	(1,037,851)	(49,951)	-		(1,087,802)

Other income (expense)
Interest income (expense), net	52,125	-	-		52,125
Other income – related party	138,107	-	-		138,107
Bargain purchase arising from business combination	-	-	6,246,381	5a	6,246,381
Total other income, net	190,232	-	6,246,381		6,436,613

(Loss) income before provision for income taxes	(847,619)	(49,951)	6,246,381		5,348,811
Income tax expense	7,308	-	-		7,308
Net (loss) income	$(854,927)	$(49,951)	$6,246,381		$5,341,503

Other comprehensive income
Foreign currency translation adjustments	17,858	(1,444)	-		16,414
Total comprehensive (loss) income	$(837,069)	$(51,395)	$6,246,381		$5,357,917

(Net loss) earnings per share – basic and diluted	$(0.077)		$0.553	5b	$0.476
Weighted average shares outstanding – basic and diluted	11,127,135		92,500	5c	11,219,635

See accompanying notes to unaudited pro forma condensed combined financial information.

Junee Limited

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1. Description of the Transaction

On March 12, 2025, the Company entered into a share purchase agreement (the “1st Share Purchase Agreement”) with Ma Chao (the “Seller”). Pursuant to the 1st Share Purchase Agreement, the Company agreed to acquire 51% of the issued and outstanding shares of MindEnergy AI Technology Pte. Ltd., a private limited company incorporated in Singapore (the “Target Company” or “MindEnergy”). On April 29, 2025, the Company entered into a share purchase agreement (the “2nd Share Purchase Agreement”) with the Seller to acquire the remaining 49% of the issued and outstanding shares of MindEnergy. This acquisition follows an earlier transaction where the Company acquired 51% of the Target Company pursuant to a share purchase agreement dated March 12, 2025. After the above transactions, MindEnergy will become a wholly-owned subsidiary of the Company (the “Acquisition”).

The Company will account for the acquisition of MindEnergy as a business combination under U.S. GAAP. Under the acquisition method of accounting, the assets and liabilities of MindEnergy will be recorded as of the acquisition date, at their respective fair values, and consolidated with those of the Company. The Company issued 92,500 shares of the Company’s common stock in aggregate as set forth in the 1st Share Purchase Agreement and the 2nd Share Purchase Agreement. The Company may also be obligated to issue up to an additional 3,534,461 shares of the Company’s common stock in aggregate as contingent consideration based on each amount of recover accounts receivable owed to the Target Company by the Seller (the “AR”) that the Seller collects for the Company post-closing within 365 days from the date of these agreements. The Company shall issue to the Seller additional shares, at $5.96 per ordinary share (being the weighted average of $4.00 and $8.00 per ordinary share, for which the value shall be equivalent to 51% and 49% of the collected amount, respectively), calculated based on the prevailing exchange rate at the bank on the date of collection.

2. Basis of Presentation

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, Pro Forma Financial Information, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” (“Article 11”), and are being provided pursuant to Rule 3-05 of Regulation S-X as the Acquisition constitutes a significant acquisition.

Article 11 requires the depiction of the accounting for the Acquisition (“Transaction Accounting Adjustments”) and the option to present the reasonable synergies and dis-synergies (“Management’s Adjustments”) in the explanatory notes to the unaudited pro forma condensed combined financial information. The Company has elected not to present Management’s Adjustments in the following unaudited pro forma condensed combined financial statements.

The accompanying unaudited pro forma condensed combined financial statements combine the historical consolidated financial statements of the Company and the historical financial statements of MindEnergy after giving effect to the Acquisition, using the acquisition method of accounting in accordance with Accounting Standards Codification (ASC) 805, “Business Combinations”, and applying the assumptions and adjustments described in the accompanying notes.

The accompanying unaudited pro forma condensed combined balance sheets as of December 31, 2024 that combines the historical consolidated balance sheets of the Company and historical balance sheets of MindEnergy gives effect to the Acquisition as if it had occurred on December 31, 2024. The unaudited pro forma condensed combined statements of operations and comprehensive loss for the six months ended December 31, 2024 and the year ended June 30, 2024, which combine the historical consolidated statements of operations and comprehensive loss of the Company and the historical statements of operations and comprehensive loss of MindEnergy assume the Acquisition occurred on July 1, 2023.

The historical consolidated financial statements have been adjusted to give effect to pro forma events based on information available to management during the preparation of the pro forma financial information and assumptions that management believes are reasonable and supportable. These unaudited pro forma condensed combined financial statements should be read in conjunction with the accompanying notes thereto of the Company which are presented in the Annual Report on Form 20-F for the year ended June 30, 2024, filed on November 7, 2024 (File No. 001-42013), the Company’s historical unaudited condensed consolidated financial statements included in its Interim Report on Form 6-K for the six months ended December 31, 2024, filed on May 22, 2025 (File No. 001-42013), and the historical financial statements of MindEnergy which are presented as exhibits to this Form 6-K/A. The following unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and are based on available information and assumptions that the acquirer believes are reasonable. They do not purport to represent what the actual combined results of operations or the combined financial position would have been had the Acquisition occurred on the dates indicated, or on any other date, nor are they necessarily indicative of the Company’s future combined results of operations or the combined financial position after the Acquisition. No effect has been given in these pro forma financial statements for synergistic benefits that may be realized through the combination or costs that may be incurred in integrating operations.

3. Conforming accounting policies and presentation

The unaudited pro forma combined financial statements have been adjusted to reflect reclassifications of certain MindEnergy’s historical financial statement line items to conform to the financial statement line items presented in the Company’s historical financial statements. These reclassification adjustments include the following:

Unaudited pro forma condensed combined balance sheets as of December 31, 2024

		Presentation in
Presentation in MindEnergy Financial Statements	Amount	Unaudited Pro Forma Condensed Combined Balance Sheets
Prepaid rent	$24,188	Prepayments and other current assets
Utility deposits	988	Prepayments and other current assets
Interest receivable	456,781	Prepayments and other current assets

Unaudited pro forma condensed combined statements of operations and comprehensive loss for the six months ended December 31, 2024

		Presentation in
Presentation in MindEnergy Financial Statements	Amount	Unaudited Pro Forma Condensed Combined Statements of Operations and Comprehensive Loss
Other income/(expenses) – Interest expenses	$21,413	General and administrative expenses

Unaudited pro forma condensed combined statements of operations and comprehensive loss for the year ended June 30, 2024

		Presentation in
Presentation in MindEnergy Financial Statements	Amount	Unaudited Pro Forma Condensed Combined Statements of Operations and Comprehensive Loss
Other expenses – Interest expenses	$7,617	General and administrative expenses

The Company performed an initial review of the accounting policies of MindEnergy to determine if differences in accounting policies require reclassification or adjustment. Except for differences in naming conventions of various financials statement line items that are presented within this footnote, as a result of that preliminary review, the Company did not identify any material difference in accounting policies.

When the Company completes its final review of the accounting policies of MindEnergy, differences may be identified that, when conformed, could have a material impact on the unaudited pro forma condensed combined financial information.

4. Estimated consideration and preliminary purchase price allocation

The Company accounted for the Acquisition as the purchase of a business under U.S. GAAP. Under the acquisition method of accounting, the assets and liabilities of MindEnergy will be recorded as of the acquisition date, at their respective fair values, and consolidated with those of the Company. The estimated consideration and preliminary purchase price information has been prepared using a preliminary valuation. The preparation of the valuation required the use of significant assumptions and estimates. Critical estimates included, but were not limited to, future expected cash flows, including projected revenues and expenses, and the applicable discount rates. These estimates were based on assumptions that the Company believes to be reasonable. However, actual results may differ from these estimates.

The total consideration transferred follows:

Share consideration	$346,875
Contingent consideration payable	13,254,229
Total consideration transferred	$13,601,104

Acquisition related costs are not included as a component of consideration transferred, but are expensed in the periods in which the costs are incurred. In connection with the Acquisition, the acquisition related costs are not significant.

Fair Value of Net Assets Acquired

The following table presents the preliminary allocation of the purchase consideration for the Acquisition including the contingent consideration and the preliminary allocation of the purchase consideration as of December 31, 2024:

Consideration Transferred:
Share consideration (1)	$346,875
Contingent consideration payable (2)	13,254,229
Total consideration transferred	$13,601,104

Assets acquired and liabilities assumed:
Cash	$316,414
Loans receivable	19,000,000
Prepayments and other current assets	481,957
Property and equipment, net	9,900
Operating lease right-of-use assets	612,555
Rental deposits, non-current	66,571
Operating lease liabilities, current	(259,814)
Operating lease liabilities, non-current	(380,098)
Total identifiable net assets	$19,847,485
Bargain purchase arising from business combination	(6,246,381)
$13,601,104

(1)	The fair value of the share consideration is computed on the basis of 92,500 shares issued and the Company’s common share closing price of $3.75 as at December 31, 2024.

(2)	The fair value of the contingent consideration payable is computed on the basis of additional 3,534,461 shares to be issued assuming the whole amount of AR is expected to be collected and the Company’s common share closing price of $3.75 as at December 31, 2024.

This preliminary purchase price allocation has been used to prepare pro forma adjustments in the pro forma balance sheets and statements of operations and comprehensive loss and is subject to adjustment as purchase accounting is finalized. The final purchase price allocation will be determined when the Company has completed the detailed valuations and necessary calculations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments. The final allocation may include, but not be limited to: (1) changes in fair value of share consideration and contingent consideration payable; (2) changes in fair value of loans receivable; and (3) other changes to assets and liabilities.

5. Pro Forma Adjustments

This note should be read in conjunction with Notes 1 and 2. Adjustments included in the pro forma adjustments column of the pro forma condensed combined statements of operations and comprehensive loss and the pro forma condensed combined balance sheets include the following, as indicated in the “Notes” column thereto:

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheets

A.	Reflects the consideration paid for the acquisition, which was $346,875 related to the fair value of the share consideration in respect of 92,500 issued shares as at the date of Acquisition and $13,254,229 related to the fair value of the contingent consideration payable as at the date of Acquisition.

B.	To adjust the bargain purchase arising from business combination of $6,246,381 as at the date of Acquisition. The adjustment has been recorded as an adjustment to accumulated deficit. This adjustment will not affect the Company’s statements of operations and comprehensive loss beyond 12 months after the date of Acquisition.

C.	Reflects the elimination of historical equity balances.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations and Comprehensive Loss

a.	As the Acquisition is being reflected in the unaudited pro forma condensed combined statements of operations and comprehensive loss as if it occurred at the beginning of the period presented, the bargain purchase arising from business combination of $6,246,381 has been adjusted as at the date of Acquisition. This adjustment will not affect the Company’s statements of operations and comprehensive loss beyond 12 months after the date of Acquisition.

b.	Basic and diluted pro forma (net loss) earnings per share is based on the weighted average number of shares of the Company’s common shares outstanding for the period presented. The Company’s potential dilutive securities have been excluded from the computation of diluted (net loss) earnings per share as the effect would be antidilutive. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted (net loss) earnings per share attributable to common stockholders is the same. The Company excluded the following potential common shares, presented based on amounts outstanding at each pro forma period end, from the computation of pro forma diluted net loss per share attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:

	December 31,	June 30,
	2024	2024
Share options to purchase common stock	1,250,000	-

c.	As the Acquisition is being reflected in the unaudited pro forma condensed combined statements of operations and comprehensive loss as if it occurred at the beginning of the period presented, the calculation of basic and diluted earnings per share includes 92,500 shares of the Company’s common stock which were issued on the date of Acquisition.